Exhibit 6.1

QARBON AEROSPACE TERMS AND CONDITIONS OF SALE

Unless otherwise agreed in writing, all sales of parts (each hereinafter called the "Product") will be fulfilled by Qarbon Aerospace (Foundation), LLC a Delaware Limited Liability Company located at 300 Austin Blvd., Red Oak, TX 75154 or Qarbon Aerospace Thailand Ltd. located at 7/307 Moo.6 Mabyangporn, Pluakdaeng, Rayong 21140 (Qarbon Aerospace (Foundation), LLC or Qarbon Aerospace Thailand Ltd herein "Seller") pursuant to receipt of a valid purchase order ("Purchase Order") from LIFT Aircraft, Inc. located at 3402 Mount Bonnell Road, Austin, TX 78731 ("Buyer") subject to the following terms and conditions. The term "Purchase Order" in these Terms and Conditions of Sale is used herein to refer to any sale transaction whereby the Buyer purchases and takes delivery of Product from Seller.

1.            ORDER PLACEMENT. Buyer represents and warrants that each employee or representative who delivers a Purchase Order to Seller on its behalf is properly authorized to deliver such Purchase Order and is properly authorized to accept these conditions as agent for and on behalf of the Buyer. Purchase Orders may be delivered to Seller by email or hardcopy and receipt by Seller will be acknowledged to Buyer via email. Buyer shall place Purchase Orders no less than lead time away from the respective Product's delivery date. Buyer agrees that it shall place Purchase Orders for a minimum quantity of 17 completed      vehicles to be delivered to Buyer by Qarbon Aerospace (Foundation), LLC between April 2021 and March 2023.

2.            PRICING. Prices for each Product indicated in Exhibit A are stated in United States Dollars, exclusive of sales, use, excise or similar taxes, and are subject to any price adjustment necessitated by Seller's compliance with any act of government. Any tax or other governmental charge upon the production, sale, shipment or use of the Product which Seller is required to pay or collect from Buyer shall be paid by Buyer to Seller unless Buyer furnishes Seller with a tax exemption certification acceptable to the appropriate taxing authority.

3.             INVOICING AND PAYMENT. Immediately upon shipping, Seller shall submit an invoice to Buyer. Unless otherwise agreed in writing by Seller, payment terms are net 30 days after invoice.

4.             DELIVERY INSPECTION AND ACCEPTANCE. Unless otherwise agreed in writing Seller will deliver Products to Buyer EXW (lncoterms 2010) Seller's warehouse dock. Upon notification to Buyer, title to Products passes at the same time as risk of loss in accordance with the lncoterm specified above. All Products will be subject to final inspection, testing and acceptance by Buyer within 20 working days following the date of receipt at Buyer's site. Buyer may reject (by way of written notice to the Seller) the Products delivered thereunder, in whole or in part, which do not meet Product Drawing and Specifications. When the results of any inspection or testing indicate that Products do not conform to the specifications or the Purchase Order or any provisions of this Agreement, the Seller shall have fourteen (14) days from the receipt of the notice from Buyer, within which to respond to Buyer claims. In the event Seller rejects Buyer's claims that the Products are defective, Buyer shall be required to provide supporting documentation and evidence to substantiate such rejection. In case the Seller does not reject Buyer claims, Seller undertakes that it shall make free of charge repair or replacement of Products, in a reasonable timeframe at Seller's expense, including transportation and handling costs. Payment for Products shall not be deemed acceptance of such Products. End items and/or spare parts shall be packed and packaged in accordance with reasonable commercial practice for one-way shipment surface transportation.

5.            LATE DELIVERY AND LIQUIDATED DAMAGES. Seller shall adhere to the shipment or delivery schedules specified in the Purchase Order (which shall be established no less than lead time away from the delivery date). In the event of any anticipated or actual delay, including but not limited to delays attributed to labor disputes, Seller shall: (i) promptly notify Buyer in writing of the reasons for the delay and the actions being taken to overcome or minimize the delay; and (ii) provide Buyer with a written recovery schedule. Except in the cases of Force Majeure or delays in deliveries caused by Buyer, including but not limited to late or non-conforming Buyer Furnished Parts, tag response, late or deficient engineering or specifications, beginning after the first seven days of delay, Seller is obligated to pay to the Buyer liquidated damages of 1% of the unit price for each late Product per full week of delay to be expressed as a reduction in the Seller's invoice amount for each delayed Product. The maximum liquidated damage for any single unit of Product delivered late to the Buyer will not exceed 5% of the unit price of the late Product. The liquidated damages are the exclusive monetary remedy for the delay period but will be without prejudice to Buyer's other rights and remedies. The Parties agree that actual costs suffered by Buyer as a result of a late delivery may be difficult to ascertain, uncertain in nature, and incapable of exact determination in each instance, and that the liquidated damages outlined in this Article 5 is a good faith estimate of the costs suffered by Buyer, and not a penalty, resulting from late delivery.

6.            BUYER FURNISHED PARTS. Buyer shall provide to Seller the parts listed in Exhibit B hereto, which by this reference is incorporated herein. The Buyer Furnished Parts (the "BFP") shall be delivered to Seller's Red Oak Facility in accordance with the schedules specified in the Exhibit B. In the event that Buyer fails to deliver conforming BFP to Seller in accordance with the established schedules, Seller shall be entitled to an equitable adjustment to the schedule resulting from the impact of the delay or non-conformance.

7.             CHANGES.

a.	Buyer Directed Changes

i.            Buyer may direct changes within the general scope of these Terms and Conditions of Sale or any Purchase Order issued thereunder in any of the following: (i) technical requirements and descriptions, specifications, statement of work, drawings or designs; (ii) shipment or packing methods; (iii) place of delivery, inspection or acceptance; and (iv) reasonable adjustments in quantities or delivery schedules or both; (v) delivery schedule of Buyer furnished property; (vi) terms and conditions required to meet Buyer's obligations under its customer contracts. Seller shall comply promptly with such direction. Except for the rights granted to Buyer under this Article, a change pursuant to this Article shall not give rise to nor authorize any other modification of or amendment to the terms and conditions of these Terms and Conditions of Sale or the Purchase Order.

ii.            If such change increases or decreases the cost or time required to perform these Terms and Conditions of Sale or the Purchase Order, Seller shall be entitled to an equitable adjustment to the price and/or schedule resulting from the impact of such change, Buyer and Seller shall negotiate an equitable adjustment in the price or schedule, or both, to reflect the increase or decrease. Unless otherwise agreed in writing, Seller must assert any claim for adjustment to Buyer's Authorized Procurement Representative in writing within forty-five (45) days and deliver a fully supported proposal to Buyer's Authorized Procurement Representative within ninety (90) days, after Seller's receipt of such direction. Buyer may, at its sole discretion, consider any claim regardless of when asserted. If Seller's proposal includes the cost of property made obsolete or excess by the change, Buyer may direct the disposition of the property. Seller has the burden to support the amount of Seller's claim for equitable adjustment. Further, Buyer shall have the right to verify the amount of Seller's claim. Failure of the Parties to agree upon any adjustment shall not excuse Seller from performing in accordance with Buyer's direction. Parties shall negotiate in good faith to resolve any equitable adjustment within one hundred and twenty (120) days after submittal. Failure of the Parties to agree on an equitable adjustment shall constitute a dispute which shall be resolved in accordance with paragraph 22 below.

iii.            If Seller considers that Buyer's conduct constitutes a change, Seller shall notify Buyer promptly in writing as to the nature of such conduct and its effect upon Seller's performance. Pending direction from Buyer, Seller shall take no action to implement any such change.

b.	Cost Reduction Initiatives

LIFT and Qarbon Aerospace shall work together throughout the Term of the Agreement to identify and agree on potential cost-saving design changes with the goal of reducing both Parties' costs. For any cost-savings initiatives that require changes to the design or technical requirements, the Parties shall agree on an appropriate cost sharing after Qarbon Aerospace recovers its implementation costs. Formal adjustment to the price shall not be made until the appropriate adjustment, if any, is determined by mutual agreement. Nothing in this provision shall prevent LIFT from directing a change in accordance with the Buyer Direct Changes provision of this Section 7. For the avoidance of doubt, there will be no adjustment to the price as a result of cost reduction initiatives that do not involve changes to the design or technical requirements.

8.             TERMINATION

a.	TERMINATION FOR CONVENIENCE. Buyer may terminate these Terms and Conditions of Sale and any Purchase Orders issued thereunder, in whole or in part, by giving written notice thereof to Seller. In the event of such termination, Buyer will pay Seller's costs incurred in support of the terminated portion of the Purchase Order, determined in accordance with generally accepted accounting principles plus a reasonable allowance for profit earned thereon; provided that Seller will not be entitled to costs with respect to work and/or services performed on the terminated portion of the Purchase Order after the effective date of such termination.

b.	TERMINATION FOR CAUSE. Buyer, by written notice, may terminate all or part of this Terms and Conditions of Sale or any Purchase Order for default, in whole or in part, if Supplier fails to comply with any of the material terms of this Terms and Conditions of Sale or fails to deliver the work or services within the time specified by this Terms and Conditions of Sale or any written extension from the Buyer and has failed to cure such failure within the period provided herein. Subject to Article 9 of this Terms and Conditions of Sale, Seller shall have thirty (30) days (or such longer period as Buyer may authorize in writing) to cure any such failure after receipt of notice from Buyer specifying the material breach.

Buyer, at its sole discretion, may require Seller to deliver and transfer title to Buyer for any work that Seller has specifically produced or acquired prior to the termination of any portion of this Terms and Conditions of Sale or any Purchase Order. Upon direction from Buyer, Seller shall also protect and preserve property in its possession in which Buyer or Buyer's customer has an interest.

Following a termination for default of this Terms and Conditions of Sale or any Purchase Order, Seller shall be compensated only for (i) work delivered and accepted by Buyer, and (ii) any other work that has been delivered to Buyer pursuant to this Article 8. Buyer shall pay the price for completed work accepted. The price will be adjusted at a prorated rate for any partially completed or non-conforming work accepted by Buyer. Payment for materials and tools used in the manufacturing of the work accepted by Buyer and for the protection and preservation of property shall be at a price determined by both Parties, except that Seller shall not be entitled to profit on such materials or property protection activities.

c.	NON-RECURRING ENGINEERING & TOOLING. In the event of termination under this provision, Buyer shall be entitled to take ownership and possession of any tooling or other physical items paid for in full under any Purchase Order.

9.            FORCE MAJEURE. Seller shall not be liable for any failure to perform its obligations under the Purchase Order resulting directly or indirectly from or contributed to by any acts of God, acts of Buyer, acts of civil or military authority, priorities, fire, strikes or other labor disputes, accidents, floods, epidemics, war, riot, delays in transportation, lack of or inability to obtain raw materials, components, labor, fuel or supplies, or other circumstances beyond Seller's reasonable control.

10.            EXPORT CONTROLS, EXPORT LAWS. Buyer represents and warrants that it will not export or re-export any Product purchased from Seller to any banned, restricted or sanctioned region, company or individual per U.S. or EU export laws and acknowledges that U.S. and EU law prohibits the sale, transfer, export or re-port, or other participation in any export transaction involving the Product with individuals or companies listed in the U.S. Commerce Department's Table of Denial Orders, the U.S. Treasury Department of Specially Designated Nationals or the U.S. Department of State's list of individuals debarred from receiving items on the Munitions list.

Buyer represents and warrants that it will comply with all applicable U.S. and EU export control laws and regulations and the laws of all other countries involved in transactions associated with a Purchase Order for any Product purchased from Seller and will obtain any licenses or approvals required prior to import, export or re export of Product sold by Seller.

11.            BUYER'S REPRESENTATIONS AND WARRANTIES. Lift Aircraft represents and warrants that the manned version of its HEXA vehicle will qualify as an ultralight vehicle as defined in 14 C.F.R. Section 103.1, and agrees that it will not incorporate the structural parts or assemblies supplied by Qarbon Aerospace into any manned vehicle that does not qualify as an ultralight vehicle under 14 C.F.R. Section 103.1 without the authorization and approval of both the FAA and Qarbon Aerospace for such use. In the event that Lift Aircraft obtains a type certification or airworthiness certificate for the unmanned version of its HEXA vehicle that requires that the manufacture or assembly of the structural parts or assemblies of the HEXA vehicle comply with either AS9100 or NADCAP, Lift Aircraft agrees that it will not incorporate structural parts or assemblies supplied by Qarbon Aerospace without prior authorization from Qarbon Aerospace. 14 C.F.R. Section 103.1 provides:

"§ 103.1 Applicability

This part prescribes rules governing the operation of ultralight vehicles in the United States. For purposes of this part, an ultralight vehicle is a vehicle that:

(a)	Is used or intended to be used for manned operation in the air by a single occupant;

(b)	Is used or intended to be used for recreation or sport purposes only;

(c)	Does not have any U.S. or foreign airworthiness certificates; and

(d)	If unpowered, weighs less than 155 pounds; or

(e)	If powered:

(1)	Weighs less than 254 pounds empty weight, excluding floats and safety devices which are intended for deployment in a potentially catastrophic situation;

(2)	Has a fuel capacity not exceeding 5 U.S. gallons;

(3)	Is not capable of more than 55 knots calibrated airspeed at full power in level flight; and

(4)	Has a power-off stall speed which does not exceed 24 knots calibrated airspeed."

12.            USE OF HEXA VEHICLE. Per FAA Advisory Circular AC 103-7, Lift Aircraft shall use its HEXA vehicle only for either "Recreation and Sport" purposes or for Special Flight Operations used exclusively in the service of a Federal, state or local government as provided in FAA Advisory Circular AC 103-7, Section 35.

Paragraph 14: "Recreation and Sport Purposes Only (103.1b)":

"d. Examples of Situations Involving Money or Some Other Form of Compensation Allowable Under the Recreation and Sport Limitation."

(1)            Rental of Ultralight Vehicles. Renting an Ultralight vehicle to another person is permissible."

Section 35 of FAA Circular AC 103-7

35. Special Flight Operations. There are some special operations of ultralight aircraft that are allowed under present regulations.

a. "Public" Aircraft. An ultralight may be used exclusively in the service of a Federal, State or local government without an airworthiness certificate. (The pilots do not have to hold pilot certificates.)

(1) The ultralight must be properly registered with the FAA and display appropriate registration markings, and of Part 91.

(2) All operations must be conducted in accordance with the applicable operating and flight rules

13.            NO REQUIREMENT TO COMPLY WITH NADCAP OR AS9100. Lift Aircraft agrees that Qarbon Aerospace shall not be required to comply with either AS9100 or NADCAP requirements in the manufacture and assembly of structural components it produces for Lift for incorporation into the HEXA vehicle.

FAA Title 14, Chapter I, Subchapter F, Part 103, Subpart A, 103.7:

"(a) Notwithstanding any other section pertaining to certification of aircraft or their parts or equipment, ultralight vehicles and their component parts and equipment are not required to meet the airworthiness certification standards specified for aircraft or to have certificates of airworthiness.

(b) Notwithstanding any other section pertaining to airman certification, operators of ultralight vehicles are not required to meet any aeronautical knowledge, age, or experience requirements to operate those vehicles or to have airman or medical certificates.

(c) Notwithstanding any other section pertaining to registration and marking of aircraft, ultralight vehicles are not required to be registered or to bear markings of any type.

FAA Advisory Circular 103-7, paragraph 4a:

"An ultralight vehicle is not subject to Federal aircraft certification and maintenance standards." FAA Advisory Circular 103-7, paragraph 4a:

"There is no assurance that a particular ultralight vehicle will have consistent performance, controllability, structural integrity, or maintenance."

14.            HEXA OPERATOR RESPONSIBLE FOR RISK. Per FAA Advisory Circular AC 103-7 Lift Aircraft will provide that each operator of the HEXA vehicle be responsible for assessing their own risk and assuring their own personal safety:

Paragraph 2: "Background"

"c. The operators of these vehicles are responsible for assessing the risks involved and assuring their own personal safety."

And

Paragraph 4: "What does this mean for the person who wants to fly under part 103?"

"a. You are responsible for your personal safety      "Part 103 is based on the assumption that any individual who elects to fly an ultralight vehicle has-assessed the dangers involved and assumes personal responsibility for his/her safety."

And

Paragraph 11: "Applicability of Part 103"

"b. Operators of ultralights should bear in mind that they are responsible for meeting 103.1 during each flight. The FAA will hold the operator of a given flight responsible if it is later determined that the ultralight did not meet the applicability for operations under Part 103 "

15.            LIFT TO COMPLETE FINAL ASSEMBLY, TESTING AND FINAL INSPECTION. Lift Aircraft agrees that Qarbon Aerospace shall not be required to deliver a "completed" unit. Lift Aircraft will install a number of components of the HEXA vehicle, such as the main console and the parachute which includes the explosive ballistics package, and will finalize assembly, testing and verify the units' functionality prior to entry into service.

16.            LIMITED WARRANTY. Damage to the Product after delivery by Seller is the responsibility of the Buyer, and Buyer acknowledges that Seller will not accept claims for damage that occurs during transportation or at any time after departure from Seller's dock has occurred.

Seller hereby warrants that the Products sold hereunder will be free of workmanship defects for twelve (12) months from the date of delivery, provided, however, that Seller does not warrant Buyer Furnished Parts. Buyer must notify Seller in writing of any defect within the applicable warranty period, and the defective Product must be received back by Seller within twenty (20) business days of receiving the notification.

Seller's obligation and Buyer's sole remedy under this warranty is limited, at Seller's election, to repair or replacement. All Products repaired or replaced are warranted only for the unexpired portion of the original warranty period. Seller will not be liable under this warranty for: (1) maintenance, repair, installation, handling, packaging, transportation, storage, operation or use of Products which is improper or otherwise not in compliance with Buyer's instructions or specifications; (2) Product alteration, modification, or repair by anyone other than Buyer or those specifically authorized by Buyer; (3) accident, contamination, foreign object damage, abuse, neglect, improper operation or negligence after Product delivery to Buyer; (4) damage caused by failure of a Seller supplied Product not under warranty or by any other hardware or software not supplied by Seller; or (5) normal wear and tear and the need for regular overhaul and periodic maintenance.

THE FOREGOING LIMITED WARRANTIES SET OUT ABOVE AND THE OBLIGATIONS OF SELLER THEREUNDER, ARE EXPRESSLY IN LIEU OF, AND BUYER HEREBY WAIVES AND RELEASES SELLER FROM, ANY AND ALL OTHER WARRANTIES, AGREEMENTS, INDEMNITIES, GUARANTEES, CONDITIONS, OBLIGATIONS, REMEDIES OR LIABILITIES, EXPRESS OR IMPLIED, ARISING BY LAW OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. NO AGREEMENT OR UNDERSTANDING VARYING, ALTERING, OR EXTENDING SELLER'S LIABILITY HEREUNDER WILL BE BINDING ON SELLER UNLESS IN WRITING AND SIGNED BY SELLER'S DULY AUTHORIZED REPRESENTATIVE, ALL OF WHICH ARE HEREBY EXPRESSLY DISCLAIMED. THE FOREGOING WARRANTIES DO NOT APPLY TO ENGINES, AUXILIARY POWER UNITS, LANDING GEAR NEW SURPLUS AND/OR AS-REMOVED PARTS AND THE SAME ARE DELIVERED AND SOLD TO BUYER SUBJECT TO EACH DISCLAIMER SET FORTH IN THIS LIMITED WARRANTY SECTION. IN NO EVENT SHALL SELLER'S LIABILITY UNDER ANY WARRANTY EXCEED THE PRICE (EXCLUSIVE OF TAXES AND OTHER CHARGES) OF THE PRODUCT SOLD TO BUYER.

17.            WARRANTY RETURNS. Buyer may request a return for warranty repair or replacement in the event of a Product's failure within the applicable warranty period. Upon request from Buyer for warranty consideration, and Buyer providing documentation to Seller's satisfaction supporting the warranty claim, Seller will issue a Return Authorization to Buyer. Seller shall pay for return shipment of the Product to/from Seller and shall bear all risk of loss or damage to the Product while in transit to/from Seller in connection with any approved warranty repair or replacement.

18.            INDEMNIFICATION. Buyer hereby releases and agrees to indemnify, defend, and save harmless Seller, its directors, officers, members, managers, shareholders, agents, and employees from and against any and all liabilities, damages, losses, expenses, and claims, including without limitation all reasonable attorneys' fees and all other costs and expenses in connection therewith or incident thereto, for death of or injury to any persons whomsoever, including without limitation the directors, officers, members, managers, shareholders, agents and employees of the parties hereto, and for loss of, damage to, or delay in delivery of any property whatsoever, including without limitation any vehicle on which the Product may be installed and loss of use of any vehicle and any other property of the parties hereto or of their directors, officers, members, managers, shareholders, agents and employees (the "Losses"), in any manner arising out of, incident to, or in connection with such Product or the use, operation, storage, or testing of the Product, subsequent to delivery hereunder, regardless of the negligence, active or passive of Seller; except that the foregoing indemnity shall not apply to the extent that such Losses are caused by the negligence or willful misconduct of Seller.

19.             INDEMNIFICATION FOR LOSS RESULTING FROM DESIGN.

a.	Buyer Is Responsible for the Design of the Products. Buyer created the design of the Products and is the responsible design authority for the Products that are being manufactured by Seller. Seller is a build-to-print supplier who has no responsibility or authority for the design of the Products and is manufacturing the Products based upon the design supplied by Buyer. Buyer represents that it an expert fully competent to develop the design of the Products, and that Seller is entitled to rely on Buyer's expertise in releasing the final engineering and design of the Products released by Buyer, notwithstanding any recommendations or review of the design provided by Seller.!..,_Buyer acknowledges and agrees that it has the final design responsibility and has the right and the responsibility to make any and all final determinations with respect to the design of the Products for the Hexa vehicle.

b.	Indemnification for Infringement Resulting from Design. With respect to Products manufactured to Buyer's designs or specifications, Buyer shall defend and indemnify Seller, upon demand, against all claims, actions, liability, damage loss and expense and attorney's fees incurred in litigation or because of threatened litigation, insofar as such suit or proceeding or threatened suit or proceeding is based upon a claim that such Products infringe, either directly or contributorily, any patent, copyright or trademark, or for misappropriation or use of any trade secret or for unfair competition, arising from compliance with Buyer's designs, specifications or instructions, or use of any such Product or any part thereof, furnished under any Purchase Order, in combination with goods not supplied by Seller. Seller shall notify Buyer promptly in writing of such suit or proceeding and give Buyer full and complete authority, information and assistance for such defense. Buyer shall pay all damages and costs finally awarded against Seller in any such suit or proceeding, but Buyer shall not be responsible for any compromise thereof made by Seller without the written consent of Buyer.

c.	Indemnification for Other Claims Resulting from Defective Design. Buyer will defend and indemnify Seller, upon demand, against all claims, actions, liability, damage, loss and expense, including investigative expense and attorney's fees incurred in litigation or because of threatened litigation, as a result of the defective design of the Products, including the breach or alleged breach of warranty arising from a defective design, product liability as a result of a defective design, or for the alleged violation by the Products of any statute, ordinance, or administrative order, rule or regulation as a result of the design of the Product. Seller shall notify Buyer promptly in writing of such suit or proceeding and give Buyer full and complete authority, information and assistance for such defense. Buyer shall pay all damages and costs finally awarded against Seller in any such suit or proceeding, but Buyer shall not be responsible for any compromise thereof made by Seller without the written consent of Buyer.

20.             MISCELLANEOUS. No terms or conditions appearing on a Buyer Order shall be binding upon Seller unless specifically agreed by Seller in writing. Where any terms (pre-printed or otherwise) on the Purchase Order are in conflict with any terms herein (including any conflicting statement concerning order of precedence), the terms herein shall take precedence and the Buyer's terms which are in conflict shall have no effect. Any unenforceable term shall not affect the validity of the remainder of the terms herein. Seller may at any time, change any and all of these Terms and Conditions of Sale. Any change shall be effective upon written notice thereof to the Buyer.

21.            GOVERNING LAW AND VENUE. These Terms and Conditions of Sale shall be governed by and construed in accordance with the laws of the state of Texas, USA without application of conflicts of laws provisions, and the parties agree that any legal action or proceeding by either party with respect to the Purchase Order or these Terms and Conditions of Sale will be brought in a court of competent jurisdiction located in Dallas County, Texas, USA.

22.            RESOLUTION OF DISPUTES. Buyer and Seller shall use their best reasonable efforts to resolve any and all disputes, controversies, claims or differences between Buyer and Seller arising out of or relating in any way to this agreement or the Purchase Orders issued hereunder, or their performance, including, but not limited to, any questions regarding the existence, validity or termination hereof or thereof ("Dispute"), through negotiation. If after a reasonable period, either party determines that such Dispute cannot be resolved by the functional representatives, upon written demand of such party, the Dispute shall be referred to the appropriate management channels of the parties for further negotiation. If either party determines in good faith that the Dispute cannot be resolved through such negotiations, either party may initiate a proceeding in accordance with paragraph 21 above.

23.            ORDER OF PRECEDENCE. All documents and provisions in these Terms and Conditions of Sale shall be read so as to be consistent to the fullest extent possible. In the event of a conflict or inconsistency between the documents or provisions as incorporated into or attached to the Terms and Conditions of Sale, the documents or provisions shall prevail in the order listed below, with the first document or provision listed having the highest precedence:

a.	These Terms and Conditions of Sale

b.	The Purchase Order

c.	The Drawings and Specifications

d.	Statements of work

e.	All other attachments, exhibits, appendices, documents or terms incorporated by reference in or attached to these Terms and Conditions of Sale

24.            ENTIRE AGREEMENT. These Contract Terms and Conditions of Sale, together with all Purchase Orders, change orders, attachments, exhibits, supplements, specifications, schedules and other terms referenced in or attached to these Terms and Conditions of Sale, contains the entire agreement of the Parties and supersedes any and all prior agreements, understandings and communications between Buyer and Seller related to the subject matter of these Terms and Conditions of Sale. Except as authorized herein, no amendment or modification of these Terms and Conditions of Sale shall bind either Party unless it is in writing and is signed by Buyer's Authorized Procurement Representative and an authorized representative of Seller.

LIFT Aircraft Inc.	Qarbon Aerostructures (Foundation), LLC
Name (Print): Matthew Chasen	Name (Print):
Signature:	Signature:
Title: CEO	Title: VP Contracts
Date: 4/21/2022	Date: April 20, 2022

Qarbon Aerostructures Thailand Ltd.
Name (Print):
Signature:
Title: VP Contracts
Date: April 20, 2022

Exhibit A

Pricing, Lead Time, Configuration, Buyer Furnished Parts (BFP), Max Production Rates

The Parties will amend this Exhibit A of the QARBON AEROSPACE TERMS AND CONDITIONS OF SALE no later than sixty (60) calendar days from the date of execution to include Program unit prices, baseline configuration, BFP and max production rates.